ELKINS PARK, PA - January 5, 1994 . . . Mortgage and Realty
Trust (NYSE:MRT) announced today that, as previously forecast and announced by the Trust, and consistent with the Trust's ongoing restructuring negotiations with the principal holders of its $290 million Secured Uncertificated Notes due 1995, the Trust did not pay the interest on the Secured Notes that was due on December 31, 1993. The Trust has continued discussions with the principal holders of the Secured Notes and their advisors in an effort to reach an agreement on the terms of the restructuring. Because of a lack of of sufficient support for the previously announced restructuring terms and significant changes in ownership of the Senior Notes since the negotiation of such terms, the terms and timing of the ultimate restructuring are uncertain at this time.

    MRT is a self-administered real estate investment trust with offices in Elkins Park, Pennsylvania and Burbank, California.